ELECTRIC CITY CORP.
1280 Landmeier Road
Elk Grove Village, IL 60007
August 29, 2006
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Division of Corporation Finance

Re:	Electric City Corp. Registration Statement on Form S-3 File No. 333-130443 Application for Withdrawal
Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Electric City Corp. (the “Company”) hereby applies for withdrawal of the above referenced registration statement, which was originally filed December 19, 2005 but has not been declared effective. The grounds for such withdrawal are that the registration statement is for a secondary offering and the Company ceased to be eligible to use Form S-3 for secondary offerings effective on June 12, 2006, when the Company’s common stock was de-listed from the American Stock Exchange and began trading on the Over The Counter Bulletin Board. No securities have been sold in connection with the offering. Please contact me if you require any further information.

Electric City Corp.
By:	/s/ Jeffrey Mistarz
Jeffrey Mistarz, Chief Financial Officer